UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM U-9C-3

                      QUARTERLY REPORT PURSUANT TO RULE 58

                               September 30, 2002

                               Exelon Corporation

                            10 South Dearborn Street
                                   37th Floor
                             Chicago, IL 60680-5379















Inquiries concerning this Form U-9C-3
   should be directed to:                               Scott Peters
                                                        Exelon Corporation
                                                        10 South Dearborn Street
                                                        38th Floor
                                                        Chicago, IL 60680-5379

TABLE OF CONTENTS

Item                                                                       Page
Number                                                                    Number

   1  Organization Chart                                                    2
   2  Issuances and Renewals of Securities and Capital Contributions        4
   3  Associate Transactions
          Part I - Transactions Performed by Reporting Companies on
              Behalf of Associate Companies                                 4
          Part II - Transactions Performed by Associate Companies
              On Behalf of Reporting Companies                              5
   4  Summary of Aggregate Investment                                       6
   5  Other Investments                                                     7
   6  Financial Statements and Exhibits                                     8
      Signatures                                                            9



ITEM 1.  ORGANIZATION CHART

------------------------------------------------------------------------------------------------------------------------------
                                                         Energy or      Date of     % Voting
              Name of Reporting Company                 Gas-Related   Organization  Securities       Nature of Business
------------------------------------------------------------------------------------------------------------------------------
Exelon Corporation (a)
   Commonwealth Edison Company (a)
      Commonwealth Research Corporation                 Energy              6/8/76        100%  Energy-related (Category 1,7)
   PECO Energy Company (a)
      Horizon Energy Company *                          Energy              2/6/95        100%  Energy-related (Category 5)
   Exelon Ventures Company, LLC (a)
      Exelon Generation Company, LLC                                       7/27/00        100%
         Penesco Company, LLC                           Energy              6/6/01        100%  Energy-related (Category 7)
         Cenesco Company, LLC                           Energy            12/31/01        100%  Energy-related (Category 7)
         Exelon Allowance Management Company, LLC       Energy             11/8/01        100%  Energy-related (Category 2)
         Exelon Peaker Development General, LLC (a)                       10/17/00        100%
            Keystone Fuels, LLC                         Energy            10/17/00      20.99%  Energy-related (Category 9)
         ExTex Marketing, LLC *                         Energy             5/13/02        100%  Energy-related (Category 10)
            ExTex Power, LP *                           Energy             5/13/02         99%  Energy-related (Category 10)
      Exelon Enterprises Company, LLC (a)
         Exelon Energy Company                          Energy and          1/4/99        100%  Energy-related (Category 5)
                                                        Gas-Related
            AllEnergy Gas & Electric Marketing          Energy                            100%  Energy-related (Category 5)
              Company LLC
               Texas-Ohio Gas, Inc.                     Energy                            100%  Energy-related (Category 5)
            Exelon Energy Ohio, Inc.                    Energy             9/16/93        100%  Energy-related (Category 5)
         Exelon Services, Inc.                          Energy             7/13/99        100%  Energy-related (Category 1,
                                                                                                2,7, 8)
            Exelon Services Federal Group, Inc.         Energy            12/30/88        100%  Energy-related (Category
              (formerly Systems                                                                 1,7,8)
              Engineering Management Corp.)
         Unicom Power Holdings Inc.                     Energy             3/23/99        100%  Energy-related (Category 7,8)
         Unicom Power Marketing Inc.                    Energy             7/28/97        100%  Energy-related (Category 5)
         Exelon Enterprises Management, Inc. (a)
            Exelon Capital Partners, Inc. (a)
               Exelon Enterprises Investments, Inc. (a)
                  UTECH Climate Challenge Fund, L.P.    Energy             6/30/95       24.3%  Energy-related (Category 2)
                  EEI Telecommunications Holdings,
                    LLC (a)
                     Automated Power Exchange           Energy                             <5%  Energy-related (Category 3)
               ECP Telecommunications Holdings, LLC
                 (a)
                  Energy Trading Company                Energy             12/3/96        100%  Energy-related (Category 7)
         Adwin Equipment Company                        Energy              8/5/68        100%  Energy-related (Category 6,7)
* Denotes inactive corporation
(a) Directly and / or indirectly holds securities in energy-related companies.
(Item 1 continued on next page.)


                                       2


ITEM 1.  ORGANIZATION CHART (continued)
------------------------------------------------------------------------------------------------------------------------------
                                                         Energy or      Date of     % Voting
              Name of Reporting Company                 Gas-Related   Organization  Securities       Nature of Business
------------------------------------------------------------------------------------------------------------------------------
         Exelon Thermal Holdings, Inc. (formerly UT       Energy             8/5/97        100%  Energy-related (Category
          Holdings Inc)                                                                          6,7)
            Northwind Chicago LLC                         Energy             8/5/99        100%  Energy-related (Category
                                                                                                 6,7)
            Exelon Thermal Development Inc. (formerly     Energy             2/5/97        100%  Energy-related (Category
              Unicom Thermal Development Inc.)                                                   6,7)
            Exelon Thermal Technologies Inc.              Energy            7/30/93        100%  Energy-related (Category
                                                                                                 6,7)
            ETT Boston Inc. (formerly Exelon Thermal      Energy           12/22/95        100%  Energy-related (Category
              Technologies Boston Inc.)                                                          6,7)
               Northwind Boston LLC                       Energy             1/5/96         25%  Energy-related (Category
                                                                                                 6,7)
            ETT Houston Inc. (formerly Exelon Thermal     Energy             2/5/97        100%  Energy-related (Category
              Technologies Houston Inc.)                                                         6,7)
               Northwind Houston LLC                      Energy            2/19/97         25%  Energy-related (Category
                                                                                                 6,7)
                  Northwind Houston LP                    Energy            2/20/97         25%  Energy-related (Category
                                                                                                 6,7)
            ETT North America Inc. (formerly Exelon       Energy            7/18/96        100%  Energy-related (Category
              Thermal Technologies North America Inc.)                                           6,7)

               Northwind Thermal Technologies Canada      Energy             8/1/96        100%  Energy-related; Application
                 Inc.                                                                            Pending
                  ETT Canada, Inc. (formerly Unicom       Energy             8/1/96        100%  Energy-related; Application
                    Thermal  Technologies Inc.                                                   Pending
                   (New Brunswick))
            ETT National Power Inc. (formerly UTT         Energy            8/15/97        100%  Energy-related (Category
              National Power Inc.)                                                               6,7)
               Northwind Midway LLC                       Energy             6/2/98        100%  Energy-related (Category
                                                                                                 6,7)
            ETT Nevada Inc. (formerly UTT Nevada Inc.)    Energy           10/30/97        100%  Energy-related (Category
                                                                                                 6,7)
               Northwind Aladdin LLC                      Energy           10/28/97         75%  Energy-related (Category
                                                                                                 6,7)
               Northwind Las Vegas LLC                    Energy           10/28/97         50%  Energy-related (Category
                                                                                                 6,7)
            ETT Arizona, Inc. (formerly UTT Phoenix       Energy           12/10/99        100%  Energy-related (Category
              Inc.)                                                                              6,7)
               Northwind Arizona Development LLC          Energy           12/10/97         50%  Energy-related (Category
                                                                                                 6,7)
               Northwind Phoenix LLC                      Energy           12/10/97         50%  Energy-related (Category
                                                                                                 6,7)
         InfraSource Inc.                                 Energy             6/8/99      < 100%  Energy-related (Category
                                                                                                 6,9)
            Infrasource Integrated Services, Inc.         Energy            5/28/99        100%  Energy-related (Category
                (formerly Exelon Infrastructure Services                                         1,4,7,9)
                of Pennsylvania, Inc)
               EIS Engineering                            Energy           12/11/00        100%  Energy-related (Category 7)
                  P.A.C.E. Field Services, LLC            Energy           11/23/98        100%  Energy-related (Category 7)
                  P.A.C.E. Environmental, LLC             Energy             2/3/00        100%  Energy-related (Category 7)
         InfraSource Corporate Services, Inc.             Energy           12/28/01        100%  Energy-related (Category 7)
            Chowns Communications, Inc.                   Energy            8/12/99        100%  Energy-related (Category 7)
            Fischbach and Moore Electric, Inc.            Energy            8/12/99        100%  Energy-related (Category
                                                                                                 1,2,7)
            MRM Technical Group, Inc.                     Energy            8/12/99        100%  Energy-related (Category 7)
               Aconite Corporation                        Energy             5/5/92        100%  Energy-related (Category 7)
               Gas Distribution Contractors, Inc.         Energy           10/31/88        100%  Energy-related (Category 7)
               Mid-Atlantic Pipeliners, Inc.              Energy            1/23/95        100%  Energy-related (Category 7)
               Mueller Distribution Contractors, Inc.     Energy           10/16/86        100%  Energy-related (Category 7)
               Mueller Energy Services, Inc.              Energy            9/26/94        100%  Energy-related (Category 7)
               Mueller Pipeliners, Inc.                   Energy           12/27/89        100%  Energy-related (Category 7)
               Mechanical Specialties Incorporated        Energy            3/29/95        100%  Energy-related (Category 7)
               Rand-Bright Corporation                    Energy            2/11/85        100%  Energy-related (Category 7)
            Syracuse Merit Electric, Inc.                 Energy            8/12/99        100%  Energy-related (Category
                                                                                                 1,2,7)
            Trinity Industries, Inc.                      Energy            8/12/99        100%  Energy-related (Category
                                                                                                 4,7,9)
            OSP Consultants, Inc.                         Energy           10/26/84        100%  Energy-related (Category 7)
               International Communications Services,     Energy            8/15/89        100%  Energy-related (Category 7)
                 Inc.
               OSP, Inc.                                  Energy            8/12/87        100%  Energy-related (Category 7)
               OSP Servicios, S.A. de C.V. *              Energy            9/30/96        100%  Energy-related (Category 7)
               OSP Telecom, Inc.                          Energy            7/13/89        100%  Energy-related (Category 7)
               OSP Telcom de Mexico, S.A. de C.V. *       Energy            1/23/95        100%  Energy-related (Category 7)
               OSP Telcom de Colombia, LTDA *             Energy                           100%  Energy-related (Category 7)
               OSP Telecommunications, Ltd.               Energy             8/8/96        100%  Energy-related (Category 7)
               RJE Telecom, Inc.                          Energy            1/30/89        100%  Energy-related (Category 7)
               Utility Locate & Mapping Services, Inc.    Energy            3/27/91        100%  Energy-related (Category 7)
               Universal Network Services, Inc.           Energy                            49%  Energy-related (Category 7)
            Dashiell Holdings Corp.                       Energy             5/9/00        100%  Energy-related (Category 7)
               Dashiell Corporation                       Energy           11/14/60        100%  Energy-related (Category 7)
                  Dacon Corporation                       Energy            8/11/69        100%  Energy-related (Category 7)
            VSI Group Inc                                 Energy            4/20/00        100%  Energy-related (Category
                                                                                                 1,2,7)
               International Vital Solutions Group, Inc.  Energy            7/28/98        100%  Energy-related (Category
                                                                                                 1,2,7)
            Michigan Trenching Service, Inc.              Energy            7/21/71        100%  Energy-related (Category 7)
* Denotes inactive corporation
(a) Directly and / or indirectly holds securities in energy-related companies.
(Item 1 continued on next page.)

                                       3



ITEM 1.  ORGANIZATION CHART (concluded)
------------------------------------------------------------------------------------------------------------------------------
                                                         Energy or      Date of     % Voting
              Name of Reporting Company                 Gas-Related   Organization  Securities       Nature of Business
------------------------------------------------------------------------------------------------------------------------------
            Lyons Equipment, Inc.                         Energy            12/5/55        100%  Energy-related (Category 7)
            MJ Electric, Inc.                             Energy           10/07/00        100%  Energy-related (Category 7)
            Electric Services, Inc.                       Energy           11/02/83        100%  Energy-related (Category 7)
            EIS Investments, LLC                          Energy           11/14/00        100%  Energy-related (Category 7)
               WCB Services, LLC                          Energy                            49%  Energy-related (Category 7)
            Blair Park Services Inc.                      Energy                                 Energy-related (Category 7)
* Denotes inactive corporation
(a) Directly and / or indirectly holds securities in energy-related companies.




ITEM 2.  ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS
----------------------------------------------------------------------------------------------------------------------------
                                                                                                   Net Change in Borrowings/
     Company Issuing Funds         Energy-Related Company Receiving /        Type of             Contributions (in thousands
                                            (Repaying) Funds               Transaction                   of dollars)
----------------------------------------------------------------------------------------------------------------------------

AllEnergy Gas & Electric         Exelon Energy Company                    Debt Advance                      4,000
Marketing Company LLC
Energy Trading Company           PECO Energy Company                      Debt Repayment                    (732)
Exelon Communications Company,   Exelon Enterprises Company, LLC          Debt Advance                     12,000
LLC
Exelon Corporation               Exelon Enterprises Company, LLC          Debt Advance                     12,000
Exelon Energy Company            EEI Telecommunications Holdings, LLC     Debt Repayment                 (14,000)
Exelon Enterprises Company, LLC  Adwin Equipment                          Debt Advance                          5
Exelon Enterprises Company, LLC  Energy Trading Company                   Debt Repayment                    (151)
Exelon Enterprises Company, LLC  Exelon Energy Company                    Debt Advance                     12,000
Exelon Enterprises Company, LLC  Infrasource, Inc                         Debt Repayment                 (17,000)
Exelon Enterprise Management,    Energy Trading Company                   Debt Advance                        581
Inc
Exelon Generation Finance        Exelon Allowance Management Company      Debt Advance                     79,056
Company, LLC
Exelon Generation, LLC           Cenesco Company, LLC                     Capital                               2
                                                                          Contributions
Exelon Generation, LLC           Penesco Company, LLC                     Capital                              20
                                                                          Contributions
Exelon Thermal Holdings          EEI Telecommunications Holdings, LLC     Debt Repayment                 (10,000)
Exelon Thermal Holdings          Exelon Thermal Technologies - Canada     Debt Advance                         90
Exelon Thermal Holdings          ETT Nevada                               Debt Advance                          1
Exelon Thermal Holdings          Exelon Thermal Development, Inc          Debt Advance                        150
Exelon Thermal Technologies,     Exelon Thermal Holdings                  Debt Repayment                    (450)
Inc
Exelon Thermal Technologies -    Exelon Thermal Technologies, Inc         Debt Repayment                     (70)
Canada
Unicom Power Holdings            Exelon Enterprises Company, LLC          Debt Advance                      7,500
Exelon Energy Company            Exelon Enterprises Company, LLC          Debt Repayment                  (7,000)


ITEM 3.  ASSOCIATE TRANSACTIONS

     Part I.  Transactions Performed by Reporting Companies on Behalf of Associate Companies
-----------------------------------------------------------------------------------------------------------------------
 Reporting Company Rendering   Associate Company Receiving      Types of Services Rendered    Total Amount Billed  (a)
          Services                       Services                                             (thousands of dollars)
-----------------------------------------------------------------------------------------------------------------------
Blair Park Services Inc.      Exelon Communications Company  Maintenance and Installation of           598 (b)
                              LLC                            Fiber Network
Blair Park Services Inc.      PECO Energy Company            Telecom                                   275 (b)
Exelon Services, Inc.         Exelon Business Services Group Security System                           337 (b)
Exelon Services Federal       Commonwealth Edison Company    Maintenance and Construction            2,178 (b)
Group, Inc                                                   Services
Exelon Services, Inc.         Commonwealth Edison Company    Maintenance and Construction              177 (b)
                                    Services
Exelon Services, Inc.         Exelon Business Services Group Construction Services                     641 (b)
Exelon Services, Inc          Exelon Generation Company, LLC Installation of Security System            12 (b)
Exelon Services, Inc.         Exelon Thermal Technologies,   Construction Services                     562 (b)
                              Inc.
 (a) All amounts listed are direct costs billed unless stated otherwise. (b)
 Transaction charged at prevailing, or market, price.

(Item 3 Part I continued on next page.)

ITEM 3.  ASSOCIATE TRANSACTIONS (concluded)
     Part I.  Transactions Performed by Reporting Companies on Behalf of Associate Companies
-----------------------------------------------------------------------------------------------------------------------
 Reporting Company Rendering   Associate Company Receiving      Types of Services Rendered    Total Amount Billed  (a)
          Services                       Services                                             (thousands of dollars)
-----------------------------------------------------------------------------------------------------------------------
Exelon Services Federal       PECO Energy Company            Construction Project Management            22 (b)
Group, Inc
Exelon Thermal Development    Northwind Aladdin LLC          Administrative and General                      2
Inc.
Exelon Thermal Development    Northwind Aladdin LLC          Plant Operators                                79
Inc.
Exelon Thermal Development    Northwind Windsor Joint        Administrative and General                      7
Inc.                          Venture
Exelon Thermal Technologies,  Exelon Generation Company, LLC Plant Management                               14
Inc.
Exelon Thermal Technologies,  Northwind Aladdin LLC          Administrative and General                      1
Inc.
Exelon Thermal Technologies,  Northwind Aladdin LLC          Plant Management                               28
Inc.
Exelon Thermal Technologies,  Northwind Chicago LLC          Capitalized Expenditures                    1,077
Inc.
Exelon Thermal Technologies,  Northwind Chicago LLC          District Cooling                          255 (b)
Inc.
Exelon Thermal Technologies,  Northwind Chicago LLC          Parental Guarantee Fees                        38
Inc.
Exelon Thermal Technologies,  Northwind Chicago LLC          Plant Operators                           120 (b)
Inc.
Exelon Thermal Technologies,  Northwind Chicago LLC          Rent                                       27 (b)
Inc.
Exelon Thermal Technologies,  Northwind Midway LLC           Capitalized Expenditures                       71
Inc.
Exelon Thermal Technologies,  Northwind Midway LLC           Parental Guarantee Fees                        17
Inc.
Exelon Thermal Technologies,  Northwind Midway LLC           Plant Operators                               143
Inc.
Infrasource Integrated        Exelon Generation Company, LLC Maintenance                                35 (b)
Services, Inc
Infrasource Integrated        PECO Energy Company            Construction and Maintenance            7,004 (b)
Services, Inc
Mid-Atlantic Pipeliners, Inc. PECO Energy Company            GAS-ELEC Construction                      93 (b)
MJ Electric, Inc.             Commonwealth Edison Company    Electrical Maintenance Services         3,285 (b)
MJ Electric, Inc.             Exelon Services, Inc.          Construction and Maintenance              863 (b)
MJ Electric, Inc.             PECO Energy Company            Construction and Maintenance              353 (b)
Northwind Chicago, LLC        Exelon Thermal Technologies,   Cooling                                 2,057 (b)
                              Inc
VSI Group Inc                 PECO Energy Company            Transfer Work and Meter Reading         5,440 (b)
                                                             (AMR Project)
 (a) All amounts listed are direct costs billed unless stated otherwise. (b)
 Transaction charged at prevailing, or market, price.


ITEM 3.  ASSOCIATE TRANSACTIONS
     Part II.  Transactions Performed by Associate Companies on Behalf of Reporting Companies

  Associate Company Rendering       Reporting Company               Types of Services              Total Amount
            Services               Receiving Services                    Rendered                     Billed
---------------------------------------------------------------------------------------------------------------------
                                                                                                (thousands of dollars)
---------------------------------------------------------------------------------------------------------------------
Exelon Business Services Company Exelon Energy Company                Administrative and                    160
                                                                      General, Legal
Exelon Services, Inc.            Exelon Energy Company                IT Support                              6
MJ Electric, Inc.                Exelon Services, Inc.                Electrical Contracting                863
Commonwealth Edison              Exelon Services Federal Group, Inc.  Consulting                             25
Commonwealth Edison              Exelon Services Federal Group, Inc.  Equipment                              36

Exelon Business Services Company InfraSource Corporate Services       Legal                                  73
PECO Energy Company              InfraSource Corporate Services       Office Rent                            16
Exelon Business Services Company InfraSource Corporate Services       Office Rent                           215
Exelon Enterprises Company, LLC  InfraSource Corporate Services       Payroll - Executive                    98
Exelon Business Services Company InfraSource Integrated Services      Teleconferencing, Phones,             156
                                                                      Computers, IT and
                                                                      Accounting
PECO Energy Company              InfraSource Integrated Services      Vehicle Expenses and                2,572
                                                                      Materials
Commonwealth Edison              Exelon Thermal Technologies          Offsite Facility Usage                  2
(a) Transaction charged at prevailing or market price.

                     ITEM 4. SUMMARY OF AGGREGATE INVESTMENT
                               September 30, 2002
                                 (in thousands)

Investments in energy-related companies:

Total consolidated capitalization of Exelon Corporation
  as of  September 30, 2002.                                                          $23,299,000       Line 1

Total capitalization multiplied by 15% (line 1 multiplied by 0.15)                     $3,494,850       Line 2

Greater of $50 million or line 2                                                        3,494,850       Line 3

Total current aggregate investment subsequent to October 20, 2000
  (categorized by major line of energy-related business):
     Energy-related business category 2                                      88,626
     Energy-related business category 5                                     176,585
     Energy-related business category 6                                      23,814
     Energy-related business category 7                                      69,288
     Energy-related business category 9                                       6,068
     Energy-related business category 10                                          0
Total current aggregate investment                                                        364,381       Line 4
                                                                                       ----------

Difference between the greater of $50 million
  or 15% of capitalization and the total
  aggregate investment of the registered
  holding company system (line 3 less line 4)                                          $3,130,469       Line 5
                                                                                       ==========


Investments in gas-related companies:                                          NONE

ITEM 5.  OTHER INVESTMENTS

Filed under confidential treatment pursuant to Rule 104(b).

ITEM 6 -FINANCIAL STATEMENTS AND EXHIBITS

Financial Statements
--------------------


     (1) Exhibit A-1 Statement of Income of Exelon Services, Inc. for three and nine months ended September 30, 2002 - filed under confidential treatment pursuant to Rule 104(b).

     (2) Exhibit A-2 Balance Sheet of Exelon Services, Inc. at September 30, 2002 - filed under confidential treatment pursuant to Rule 104(b).

     (3) Exhibit B-1 Statement of Income of Exelon Thermal Holdings, Inc. for three and nine months ended September 30, 2002 - filed under confidential treatment pursuant to Rule 104(b).

     (4) Exhibit B-2 Balance Sheet of Exelon Thermal Holdings, Inc. at September 30, 2002 - filed under confidential treatment pursuant to Rule 104(b).

     (5) Exhibit C-1 Statement of Income of Exelon Energy Company for three and nine months ended September 30, 2002 - filed under confidential treatment pursuant to Rule 104(b).

     (6) Exhibit C-2 Balance Sheet of Exelon Energy Company at September 30, 2002 - filed under confidential treatment pursuant to Rule 104(b).

     (7) Exhibit D-1 Statement of Income of Unicom Power Holdings, Inc. for three and nine months ended September 30, 2002 - filed under confidential treatment pursuant to Rule 104(b).

     (8) Exhibit D-2 Balance Sheet of Unicom Power Holdings, Inc. at September 30, 2002 - filed under confidential treatment pursuant to Rule 104(b).

     (9) Exhibit E-1 Statement of Income of Penesco Company, LLC. for three and nine months ended September 30, 2002 - filed under confidential treatment pursuant to Rule 104(b).

     (10) Exhibit E-2 Balance Sheet of Penesco Company, LLC. at September 30, 2002 - filed under confidential treatment pursuant to Rule 104(b).

     (11) Exhibit E-1 Statement of Income of Cenesco Company, LLC. for three and nine months ended September 30, 2002 - filed under confidential treatment pursuant to Rule 104(b).

     (12) Exhibit E-2 Balance Sheet of Cenesco Company, LLC. at September 30, 2002 - filed under confidential treatment pursuant to Rule 104(b).

     (13) Exhibit F-1 Statement of Income of Exelon Allowance Management Co. for three and nine months ended September 30, 2002 - filed under confidential treatment pursuant to Rule 104(b).

     (14) Exhibit F-2 Balance Sheet of Exelon Allowance Management Co. at September 30, 2002 - filed under confidential treatment pursuant to Rule 104(b).

     (15) Exhibit G-1 Statement of Income of ExTex Marketing, LLC for three and nine months ended September 30, 2002 - filed under confidential treatment pursuant to Rule 104(b).

     (16) Exhibit G-2 Balance Sheet of ExTex Marketing, LLC at September 30, 2002 - filed under confidential treatment pursuant to Rule 104(b).

     (17) Exhibit H-1 Statement of Income of ExTex Power, LP for three and nine months ended September 30, 2002 - filed under confidential treatment pursuant to Rule 104(b).

     (18) Exhibit H-2 Balance Sheet of ExTex Power, LP at September 30, 2002 - filed under confidential treatment pursuant to Rule 104(b).

     (19) Exhibit I-1 Statement of Income of Energy Trading Company for three and nine months ended September 30, 2002 - filed under confidential treatment pursuant to Rule 104(b).

     (20) Exhibit I-2 Balance Sheet of Energy Trading Company at September 30, 2002 - filed under confidential treatment pursuant to Rule 104(b).

     (21) Exhibit J-1 Statement of Income of Unicom Power Marketing, Inc. for three and nine months ended September 30, 2002 - filed under confidential treatment pursuant to Rule 104(b).

     (22) Exhibit J-2 Balance Sheet of Unicom Power Marketing, Inc. at September 30, 2002 - filed under confidential treatment pursuant to Rule 104(b).

     (23) Exhibit K-1 Statement of Income of Adwin Equipment Company for three and nine months ended September 30, 2002 - filed under confidential treatment pursuant to Rule 104(b).

     (24) Exhibit K-2 Balance Sheet of Adwin Equipment Company at September 30, 2002 - filed under confidential treatment pursuant to Rule 104(b).

     (25) Exhibit L-1 Statement of Income of InfraSource for three and nine months ended September 30, 2002 - filed under confidential treatment pursuant to Rule 104(b).

     (26) Exhibit L-2 Balance Sheet of InfraSource at September 30, 2002 - filed under confidential treatment pursuant to Rule 104(b).

     (27) Financial Statements for Commonwealth Research Corporation as of December 31, 2001 previously filed with the June 30, 2002 U-9C-3.


Exhibits
--------

     1. Network Support Statement of Work dated May 31, 2002, signed September 5, 2002 for IT support by Exelon Services IT (ES-IT) for Exelon Energy. Filed under confidential treatment pursuant to Rule 104(b).

     2. Purchase Order #01042396 dated July 23, 2002 for consulting services performed by Exelon Services, Inc. (dba Midwest Mechanical) for Exelon Generation Company, LLC. Filed under confidential treatment pursuant to Rule 104(b).

     3. Purchase Order #00048907 dated August 29, 2002 for heating and ventilation for D3R17 temporary structures performed by Exelon Services, Inc. (dba Midwest Mechanical) for Exelon Generation Company, LLC. Filed under confidential treatment pursuant to Rule 104(b).

     4. Purchase Order #00049529 dated September 13, 2002 for price change on materials from Exelon Services, Inc. (dba Midwest Mechanical) for Business Services Company. Filed under confidential treatment pursuant to Rule 104(b).

                                    SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Exelon Corporation has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized on the 26th day of November 2002.

                                                    Exelon Corporation
                                                          Registrant

                                           By /s/ Matthew F. Hilzinger
                                              ----------------------------------
                                                   Matthew F. Hilzinger
                                                   Vice-President and
                                                   Corporate Controller





With the above signature, I also hereby certify that the corresponding report on Form U-9C-3 for the third quarter of 2002 has been filed with Exelon Corporation's interested state commissions whose names and addresses are listed below.


Donna Caton, Chief Clerk
Illinois Commerce Commission
527 East Capitol Avenue
Springfield, Illinois 62706

James J. McNulty, Secretary
Pennsylvania Public Utility Commission
P.O. Box 3265
Harrisburg, Pennsylvania 17105-3265